EXHIBIT 1

Footnote to ESOP Form 4, filed on 12/09/02:

Contingent power to vote more than 10% of the Company's Common Stock held in the Plans to the extent not voted by Plan participants. Pursuant to Rule 16a-3, beneficial ownership of the securities reported is specifically disclaimed. This statement is being filed by the Administrative Committee as administrative convenience on behalf of the following officers and directors who are participants in the plans. The following set forth the identity of each participating officer and/or director with the amounts of the Company's Common Stock attributable to such officer or director for the period covered by this statement:

Name	Previously owned	Stock acquired	Currently owned
R. S. Bullmore	19,319.2723	.0505	19,319.3228
A. D. DeVuono	2,607.3049	17.1513	2,624.4562
G. A. Fahl	5,576.5900	36.6828	5,613.2728
C. C. Harper	1,035.0100	.0027	1,035.0127
D. R. Johnson	17,027.7024	112.0105	17,139.7129
C. R. Katzfey	8,195.8741	53.9124	8,249.7865
R. W. Possehl	26,190.6415	.0679	26,190.7094
D. B. Rayburn	8,163.2965	53.6989	8,216.9954
J. R. Rulseh	8,566.8473	56.3531	8,623.2004
D. B. Spiewak	180.4951	1.1873	181.6824
E. T. Thomas	239.3629	1.5749	240.9378
D. R. Zakos	7,179.6812	47.2273	7,226.9085

The transactions noted above took place on December 5, 2002 at a price of $18.96 per share.